SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Spirit of Texas Bancshares, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

84861D103

(CUSIP Number)

Steven Gregory Kidd

General Partner

Kidd Partners, Ltd.

2160 Fawnwood Drive

Plano, Texas 75093

(903) 570-5623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84861D103

1	NAME OF REPORTING PERSONS Kidd Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Items 3 and 4)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,100,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(*)
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Based on 18,249,372 shares of common stock of the Issuer, no par value (the “Common Stock”), outstanding as of November 6, 2019.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Spirit of Texas Bancshares, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1836 Spirit of Texas Way, Conroe, Texas 77301.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by or on behalf of Kidd Partners, Ltd. (the “Partnership”).

(b) The address of the Partnership is 2160 Fawnwood Drive, Plano, Texas 75093.

(c) The principal business of Partnership is to invest the assets of the Partnership for the benefit of the Partnership’s general and limited partners.

(d), (e) During the last five years, the Partnership has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Partnership is formed under the laws of the State of Texas.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partner controlling the Partnership (the “Listed Person”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Partnership’s knowledge, the Listed Person has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 5, 2019, the Partnership, as the sole shareholder of Chandler Bancorp, Inc., a Texas corporation and registered bank holding company (“Chandler”), received 2,100,000 shares of Common Stock of the Issuer as merger consideration in connection with the Issuer’s acquisition of Chandler pursuant to an Agreement and Plan of Reorganization, dated July 24, 2019 (the “Acquisition”).

Item 4. Purpose of the Transaction

(a)	Please see Item 3 above and Item 5 below.

(b)	Please see Item 3 above.

(d)

Effective upon consummation of the Acquisition, the Issuer appointed Steven Gregory Kidd, general partner of the Partnership, to the boards of directors of each of the Issuer and its subsidiary bank, Spirit of Texas Bank.

Except as described above in this Item 4, the Partnership does not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Partnership reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as it may determine in its sole discretion.

Item 5. Interest in Securities of the Issuer

(a), (b) The Partnership may be deemed to beneficially own an aggregate of 2,100,000 shares of Common Stock, or 11.5% of the outstanding shares of Common Stock. See Schedule 1 for the information applicable to the Listed Person.

(c) Except as otherwise set forth in Item 3 above, the Partnership has not effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d) The Partnership has the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock reported by the Partnership on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Person. Except for the foregoing, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Acquisition, the Issuer and the Partnership entered into a registration rights agreement for the benefit of the Partnership. Pursuant to the terms of the registration rights agreement, Issuer is required to notify the Partnership of its intention to file a registration statement covering its securities and is further required to include shares of the Common Stock held by the Partnership in such registration statement, if so requested by the Partnership.

The foregoing description of the registration rights agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the registration rights agreement, which is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2019 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 24, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2019

KIDD PARTNERS, LTD.

By:	/s/ Steven Gregory Kidd
Name: Steven Gregory Kidd, General Partner

Schedule 1

General Partner of Kidd Partners, Ltd.

Item 2:	Steven Gregory Kidd

2160 Fawnwood Drive, Plano, Texas 75093

Principal Occupation: General Partner of Kidd Partners, Ltd.

Citizenship: USA

Amount Beneficially Owned: 2,100,000